UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 1, 2022

THE CHOSEN, INC.

(Exact name of registrant as specified in its charter)

Delaware	82-3246222
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4 South 2600 West, Suite 5
Hurricane, UT 84737

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (435) 767-1338

Title of Securities issued pursuant to Regulation A: Series B Common Stock

Item 9. Other Events

Election of New Director

On December 1, 2022, the board of directors (the “Board”) of The Chosen, Inc. (the “Company”), formerly known as The Chosen, LLC, elected James A. Bisenius  to the Board, effective as of December 1, 2022. His biographical information is set forth below.

Mr. Bisenius is currently Chief Executive Officer of Strong Refuge, LLC, and Strong Refuge Charitable Trust, and is active in investment management. In 1991, Mr. Bisenius founded Common Sense Investment Management, LLC, the general partner of a multiple manager fund, which reached peak assets of $4.5 billion dollars under management. Mr. Bisenius served as Chief Executive Officer and Chief Investment Officer of Common Sense Investment Management, LLC until 2014. From 1994 to 1998, Mr. Bisenius also served as a Managing Director of The Leuthold Group, an institutional research firm. Previously, Mr. Bisenius was a Vice President of Dain Bosworth Incorporated, a registered investment advisory and brokerage firm. During his tenure at Dain Bosworth Incorporated, from 1986 to 1991, Mr. Bisenius was the original founder of Dain Bosworth’s Investment Management Consulting Department. In 1982, Mr. Bisenius opened Denver, Colorado based Boettcher & Company’s, Portland, Oregon office, where he was Senior Vice President and a member of the executive committee. He began his career as a Registered Representative with Foster & Marshall, a registered investment brokerage firm based in Seattle, WA. Mr. Bisenius earned his Bachelor of Science degree in Communications from Oregon State University in 1973.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CHOSEN, INC.

By:	/s/ Derral Eves
Name:	Derral Eves
Title:	Chief Strategy Officer

Dated: December 9, 2022

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